June 10, 2008

Mail Stop 6010

Thomas Granville
3601 Clover Lane
New Castle, Pennsylvania 16105

> **Re: Axion Power International, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2008**
> **File No. 333-150901**

Dear Mr. Granville:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   It appears from your prospectus that you are registering the resale of your common stock by selling stockholders. Therefore, since you are not registering your sale of stock to the warrant holders, your reference to Rule 457(g) appears to be inapplicable. Also, given your disclosure that the selling stockholders intend to sell at prevailing market or negotiated prices, the applicability of Rule 457(a) is unclear. Please revise.

Prospectus Cover

2.   We note your disclosure here and pages 11 and 52 that you are registering the resale of shares issued to the Mega C Trust pursuant to a Settlement Agreement dated December 12, 2005. Please reconcile this disclosure with your disclosure

on pages 32, F-23, F-24 and F-38 that such shares were issued in connection with your reverse acquisition of Tamboril Cigar.

Forward Looking Statements, page 9

3. We note your disclosure here regarding the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. Given your disclosure on page 8 that your stock is subject to penny stock regulations, it is unclear how those safe harbor provisions are applicable to statements made in this filing. Refer to Securities Act Section 27A(b)(1)(C) and Exchange Act Section 21E(b)(1)(C). Please revise or advise.

Recent Financing Activities, page 17

4. Please tell us which part of the securities purchase agreement contains the provision that triggers Quercus's obligation to invest $10 million at the third closing.

Executive Compensation, page 44

5. Please expand your summary compensation table to provide disclosure regarding the compensation paid to named executive officers during your 2006 fiscal year.

Security Ownership of Certain Beneficial Owners . . ., page 49,

6. Please reconcile your disclosures here and in note 1 to the fee table regarding the number of shares underlying warrants held and offered for resale by Quercus.

7. Please tell us why note 3 to your table refers to Dr. Filipenko while the note is included in the table next to Mr. Averill.

8. Please tell us which part of your table discloses percentage of beneficial ownership before and after the offering, as noted in the last paragraph of this section, and how you determined to calculate those percentages based on fewer common shares outstanding than is disclosed in the first paragraph of this section. Also reconcile your disclosures in the second and fourth paragraphs regarding the dates on which you determined beneficial ownership.

9. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Quercus, the Mega C Trust and Fursa Master Global Event Driven Fund.

The Selling Shareholders and Plan of Distribution, page 52

10.   Please disclose, in tabular format, the information required by Item 507 of Regulation S-K. Your revised disclosure should state in separate columns: (1) the name of the selling stockholder (2) the amount beneficially owned by each selling stockholder prior to the offering; (3) the amount to be offered for that holder's account; and (4) the amount and percent to be beneficially owned by that holder following completion of the offering.

11.   We note that the registration statement covers the resale of shares of common stock that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of these amounts as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Therefore, you should:

   • register the transaction on a form that you are eligible to register a primary offering;
   • identify the affiliate selling shareholders as underwriters in the registration statement; and
   • include the fixed price at which the underwriters will sell the securities for the duration of the offering.

   If you do not agree, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Address in your analysis shares previously registered for resale by the selling shareholders and any other relationships you have with the selling shareholder. Also address the following, among any other relevant facts:

   • the number of common shares to be offered and sold by each selling stockholder relative to the amount outstanding and held by non-affiliates;
   • the number of common shares beneficially owned by each selling stockholder and each selling stockholder's relationship to you;
   • any agreements, arrangements or understandings between you and the selling stockholders to distribute your securities;
   • the identities of the beneficiaries of the trust and their relationship to you; and
   • the purpose of the distribution by the trust. For example, are the proceeds intended to pay administrative costs and fees associated with the Chapter 11 plan, or will the proceeds be distributed to creditors and/or shareholders of Mega C Power Corporation?

12.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. Please also provide similar disclosure with respect to the outstanding securities held by Fursa Master Global Event Driven Fund, as noted on page 49.

13.   Please tell us whether any selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

- the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
- at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

        Please revise as appropriate.

Financial Statements

14.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Item 16. Exhibits and Financial Statement Schedules, page II-4

15.   Please ensure that your exhibit list is accurate. We note, for example, that the location of exhibit 4.2 refers to a report that was not filed. Additionally, notes (10) and (E) to the exhibit list also refer to reports that have not been filed. Please revise or advise.

16.   Please file complete exhibits to this registration statement. For example, we note that exhibit 10.29 currently omits exhibits B and D.

17.   Please file a copy of the Second Amended Stockholders Trust as an exhibit to this registration statement.

Signatures, page II-9

18.   Please indicate which persons signed in the capacities of principal executive officer, principal financial officer and controller or principal accounting officer.

Exhibit 23

19.   We see your consent has been presented as page II-11. However the Exhibit
        Index reports that the consent is presented as Exhibit 23. So that investors are
        able to locate the consent, please file your consent as Exhibit 23 in any
        amendment.

20.   Please include a currently dated and signed consent from your independent
        auditors prior to requesting effectiveness.

                                    * * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jeanne Bennett at (202) 551-3606 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Quentin Collin Faust, Esq.—Andrews Kurth LLP